Soul and Vibe Interactive Inc.

1660 South Hwy 100, Suite 500

St. Louis Park MN 55416

June 19, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Attn: Gabriel Eckstein

Re: Soul and Vibe Interactive Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 8, 2015

File No. 333-202102

Dear Mr. Eckstein:

Soul and Vibe Interactive Inc. (the “Company”) hereby submits a response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 28, 2015 (the “Comment Letter”) relating to Amendment Number 1 to the Registration Statement on Form S-1 (“Form S-1”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

General

1.	In accordance with prior comment 1, please update your financial statements to comply with Rule 8-08 of Regulation S-X and continue to do so through the time of effectiveness.

Response 1: The Amended S-1 contains updated financial statements and accompanying notes.

Prospectus Cover Page

2.	Regarding your response to prior comment 4, please include clear disclosure highlighting that you do not currently have access to the entire draw down amount. Also, update the fifth and sixth paragraphs on page 2 to disclose the number of shares that you must issue to draw down the entire $2,000,000 as of the latest practicable date. Similarly update the third and last risk factors on page 11.

Response 2: The Amended S-1 has been updated as requested as requested by the Staff.

Common Stock Purchase Agreement with Beaufort, page 2

3.	We note the added language in the second paragraph on page 3 in response to prior comment 13. You state in your response to our comment that an exercise of the MAE clause would not terminate your equity line agreement. Be advised that when an investor is excused from a purchase obligation because an MAE has occurred, the equity line financing agreement must terminate. Please consider amending the termination provision of your agreement to expressly provide that in the event an MAE excuses the investor’s purchase obligation, the agreement will terminate. If you amend the agreement in this manner, please file the amended agreement as an exhibit and expand the discussion of the termination provisions of the agreement in the prospectus accordingly.

Response 3: The Company and Beaufort have amended the Purchase Agreement. Please see Exhibit 10.18.

Risk Factors

There may not be a sufficient price…, page 11

4.	Refer to prior comment 8. You disclose in this risk factor the available funds based on a drawdown of 2,982,075 shares. Based on the 60,858,664 shares of common currently outstanding, the 4.99% limitation in the Purchase Agreement results in 3,036,847 shares that Beaufort can draw down. Please revise to clarify or advise.

Response 4: The Amended S-1 has been updated as requested as requested by the Staff.

Shares Eligible for Future Resale

Rule 144, page 17

5.	Please revise to disclose that Beaufort may not rely on Rule 144 to sell its shares. Refer to prior comment 9. Similarly revise the disclosure in the first paragraph on page 17.

Response 5: The Amended S-1 has been updated as requested as requested by the Staff.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (763) 400-8040 or our counsel Richard Friedman or Henry Nisser at (212) 930-9700.

Sincerely,

Peter Anthony Chiodo

Chief Executive Officer